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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 21, 2005

                                Avecia Group plc
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                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
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                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

         (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                               Yes [ ]  No [ X ]

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 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure:     Announcement dated January 21, 2005: Avecia Group plc Announces
               Hedging Arrangements and Extension of Consent Payment and
               Withdrawal Deadlines and Expiration Time Relating to its Amended and Restated Offer to Purchase for Cash Outstanding 11% Senior
               Notes due July 1, 2009

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Amended and Restated Offer to Purchase (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction. Bondholders (as defined below) should seek advice from an independent financial adviser as to whether they should tender Bonds.

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        AVECIA GROUP PLC ANNOUNCES HEDGING ARRANGEMENTS AND EXTENSION OF
          CONSENT PAYMENT AND WITHDRAWAL DEADLINES AND EXPIRATION TIME
         RELATING TO ITS AMENDED AND RESTATED OFFER TO PURCHASE FOR CASH
                  OUTSTANDING 11% SENIOR NOTES DUE JULY 1, 2009

REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP 988788AA3
 and COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9, ISIN US05354RAA95,
                             COMMON CODE 010588502)

JANUARY 21, 2005 - In connection with its previously announced cash tender offer and solicitation of related consents (the "Amended Offer") relating to its outstanding 11% Senior Notes due July 1, 2009 (the "Bonds") pursuant to an Amended and Restated Offer to Purchase and Consent Solicitation Statement dated January 18, 2005 (as supplemented on January 21, 2005, the "Amended and Restated Offer to Purchase"), Avecia Group plc (the "Company") announces that it has reached a further agreement with an unofficial committee (the "Committee") of holders representing approximately 64% of its Bonds (the "Bondholders") to (A) supplement the terms of the Amended Offer so as to permit hedging of the proceeds from the sale of its NeoResins business (the "Transaction") in light of recent exchange rate movements and (B) extend each of the Consent Payment Deadline and the Withdrawal Deadline to 5:00 p.m., New York City time, on January 25, 2005, and extend the Expiration Time to 12:00 Midnight on February 3, 2005.

The Lock-Up agreement between the Company and the Bondholders dated January 16, 2005 (the "Lock-Up Agreement") was amended on January 20, 2005 to memorialize this agreement with the Committee (the "Amended Agreement").

All capitalized terms not defined herein have the meanings ascribed to them in the Amended and Restated Offer to Purchase.

As a result of hedging the proceeds from the Transaction, the Company will make available the full amount of U.S.$447,307,000 to fund the Amended Offer (such amount is made available upon the terms and subject to the conditions of the Amended Offer) and, consequently, the Company will solicit tenders for up to 77% (U.S.$415,912,000) aggregate principal amount of outstanding Bonds.

As a consequence of amending the Amended Offer, each of the Consent Payment Deadline and the Withdrawal Deadline has been extended by the Company to 5:00 p.m. New York City time, on January 25, 2005, unless further extended.

Also as a consequence of amending the Amended Offer, the Company has extended the Expiration Time to 12:00 Midnight, New York City time, on February 3, 2005, unless extended or earlier terminated by the Company by press release or notice to the Tender

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Agent in the manner provided in the Amended and Restated Offer to Purchase. If the Amended Offer is consummated, the Settlement Date will be on a date promptly after the acceptance by the Company of tendered Bonds. On the basis of this extension to the Expiration Time, the Company now expects the Settlement Date (subject to any extension thereof) to be February 8, 2005.

The Company today issued a supplement (dated January 21, 2005) to the Amended and Restated Offer to Purchase to reflect the terms of the amendments to the Amended Offer agreed with the Committee. The Amended Offer is being made solely pursuant to the Amended and Restated Offer to Purchase, as supplemented, which, among other things, (a) more fully sets forth and governs the terms and conditions of the Amended Offer, (b) contains additional information about the terms of the Amended Offer, (c) sets forth how to tender Bonds and deliver Consents and (d) contains the conditions to the Amended Offer.

Bonds tendered and Consents delivered to date pursuant to the terms of the Amended and Restated Offer to Purchase will remain valid for the purposes of the Amended Offer, unless withdrawn in accordance with the terms of the Amended and Restated Offer to Purchase, as supplemented.

The Amended and Restated Offer to Purchase, as supplemented, contains important information that should be read carefully before any decision is made with respect to the Amended Offer. In deciding whether to participate in the Amended Offer, each holder should carefully consider the factors set forth under "Risks to Non-Tendering Holders" and "Risks to Tendering Holders" in the Amended and Restated Offer to Purchase, as supplemented.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Amended Offer. The tender agent for the Amended Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Amended Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

Copies of the Supplement to the Amended and Restated Offer to Purchase (dated January 21, 2005), as well as copies of the Amended and Restated Offer to Purchase, can be obtained (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004,
Attn: Liability Management Group on (212) 357 3019. Copies of the Supplement to the Amended and Restated Offer to Purchase (dated January 21, 2005), as well as copies of the Amended and Restated Offer to Purchase, (as well as information about the terms of the Amended Offer, how to tender Bonds and the conditions to the Amended Offer) may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New York, New York 10006, Attn: Corporate Actions on (212) 430 3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

This announcement does not constitute a recommendation regarding the Amended Offer. Bondholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE BONDS.

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THIS COMMUNICATION IS ONLY FOR CIRCULATION TO BONDHOLDERS AND TO OTHER PERSONS
TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Avecia Group plc



Date: January 21, 2005                           By:    /s/ Derrick Nicholson
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                                                 Name:  Derrick Nicholson
                                                 Title: Chief Financial Officer